Exhibit 3.1

FIRST AMENDMENT TO
AMENDED AND RESTATED BYLAWS

OF

MGO GLOBAL INC.

The Amended and Restated Bylaws of MGO Global Inc. (the “Bylaws”) are hereby amended as follows:

1)	Article IV, Section 1 of the Bylaws is deleted in its entirety and replaced with the following:

“Section 1. The holders of 33 1/3 % of the shares of stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairman of the meeting or the stockholders present in person or represented by proxy shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.”

2)	Article IV, Section 3 of the Bylaws is deleted in its entirety and replaced with the following:

“Section 3. Each outstanding share of stock having voting power shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. A stockholder may vote either (i) in person, or (ii) by proxy that is either in writing or filled in through electronic or telephonic means.”

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.

The undersigned, Chief Executive Officer of MGO Global Inc. (the “Company”), hereby certifies that the foregoing First Amendment to Amended and Restated Bylaws was approved by the Board of Directors of the Company on November 18, 2024.

/s/ Maximiliano Ojeda
Maximiliano Ojeda
Chief Executive Officer